UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-135055

     333-161243

BERRY PETROLEUM COMPANY, LLC

(successor in interest to Berry Petroleum Company)

(Exact name of registrant as specified in its charter)

1999 Broadway, Suite 3700

Denver, Colorado 80202

(303) 999-4400

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

10.25% Senior Notes due 2014

6.75% Senior Notes due 2020

6.375% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

10.25% Senior Notes due 2014: 1

6.75% Senior Notes due 2020: 1

6.375% Senior Notes due 2022: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Berry Petroleum Company, LLC has caused this certification to be signed on its behalf by the undersigned duly authorized person.

BERRY PETROLEUM COMPANY, LLC

Date: January 27, 2014	By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary